EMI

RECEIVED

2007 APR -5 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

23rd March, 2007.

Attn: Filing Desk - Stop 1-4

07022316

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th March 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 19th March 2007, confirming that The Capital Group Companies, Inc has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 34,280,189 shares, being 4.284% of the shares in issue;

(b) an announcement, dated 21st March 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 16th March 2007, held 44,423,488 shares, being 5.55% of the shares in issue, and;

(c) an announcement, dated 21st March 2007, confirming that HBOS plc has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 41,495,361 shares, being 5.186% of the shares in issue;

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dw 4/6

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:25 19-Mar-07
Number	PRNUK-1903

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Compliance with Transparency Directive	Yes

3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	Capital Guardian Trust Company Capital International Limited Capital International S.A. Capital International, Inc.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 March 2007
6. Date on which issuer notified:	16 March 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type Situation previous to Resulting situation after the triggering

of shares if possible using the ISIN CODE	the Triggering transaction		transaction				
	Number of Shares	Number of Voting Rights		Number of shares	Number of voting rights		% of vot rights
			Direct	Indirect	Direct	Indirect	Direct	Ind
GB0000444736	34,280,189	34,280,189		34,280,189		34,280,189		4.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
34,280,189	4.2843%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: N/A

15. Contact telephone number: N/A

Annex Notification of Major Interest in Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Capital Group International, Inc.
Contact address (registered office for legal entities)	111000 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable

Full name	Vivien Tan
Contact address	111000 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 486-9698 Email: GRGroup@capgroup.com

C: Additional Information

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:31 21-Mar-07
Number	PRNUK-2103

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16-03-2007
6. Date on which issuer notified:	20-03-2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares Direct	Number of voting rights Direct	Number of voting rights Indirect	% of voti: rights Direct	% of voti: rights Indi
ORD-GB0000444736	21,210,699	21,210,699	24,475,534	24,475,534	n/a	3.06	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	18-05-2007	-	750,000	0.09
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.125
Option	15-06-2007	-	10,000	0.001
Option	21-09-2007	-	10,000	0.001
Option	21-09-2007	-	4,000,000	0.444
Option	15-06-2007	-	50,000	0.006

Total (A+B)

44,423,488 5.55%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A Ref. 82-373

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:45 21-Mar-07
Number	PRNUK-2103

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Initial notification under Transparency Directive	Yes

3. Full name of person(s) subject to the notification obligation:	HBOS plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	19 March 200
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	n/a	n/a	11,085,144	11,085,144	30,410,217	1.385%	3.801%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
41,495,361	5.186%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Insight Investment Management (Global) Limited* ('IIMGL') - (Indirect) - 41,119,898 (5.14%)

IIMGL manages holdings on behalf of other HBOS Group companies, and other third parties external to the HBOS Group, under various discretionary management agreements.

(* - wholly owned subsidiaries of HBOS plc.)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 800,139,311

14. Contact name: Kenny Melville

15. Contact telephone number: 0131 243 8671

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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END